Exhibit 99.1

2015 SECOND QUARTER RESULTS

CNH Industrial closed second quarter with revenues of $7.0 billion, operating profit of Industrial Activities of $401 million, and net income of $122 million.

Financial results under U.S. GAAP(*) (**)

•	Second quarter revenues totaled $7.0 billion, down 10% compared to Q2 2014 on a constant currency basis (down 22% on a reported basis). Net sales of Industrial Activities were $6.6 billion, down 10% compared to Q2 2014 on a constant currency basis (down 23% on a reported basis).

•	Operating profit of Industrial Activities for the quarter was $401 million ($678 million in Q2 2014), with operating margin at 6.0% (7.9% in Q2 2014).

•	Costs for research and development and selling, general and administrative expenses were $851 million in Q2 2015, down $199 million or 19% compared to Q2 2014.

•	Net income was $122 million, or $0.09 per share. Net income before restructuring and other exceptional items was $141 million, or $0.11 per share, down $241 million compared to Q2 2014.

•	Net industrial debt was $3.0 billion at June 30, 2015 ($3.1 billion at March 31, 2015). Available liquidity totaled $7.8 billion ($7.2 billion at March 31, 2015).

•	Full year guidance updated as follows: net sales of Industrial Activities in the range of $26-27 billion, with operating margin of Industrial Activities between 5.6% and 6.0% and net industrial debt at the end of 2015 between $2.0 billion and $2.2 billion.

(*)	CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and IFRS. The following tables and discussion related to the financial results of the Company and its segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in specific tables at the end of this press release.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Summary Income Statement ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
12,918	16,451	-21.5%	Revenues	6,958	8,911	-21.9%
145	459	-314	Net income	122	358	-236
174	559	-385	Net income before restructuring and other exceptional items (1)	141	382	-241
146	454	-308	Net income attributable to CNH Industrial N.V.	124	354	-230
0.11	0.33	-0.22	Basic EPS ($)	0.09	0.26	-0.17
0.11	0.33	-0.22	Diluted EPS ($)	0.09	0.26	-0.17
0.13	0.41	-0.28	Basic EPS before restructuring and other exceptional items (1) ($)	0.11	0.28	-0.17

(1)	This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

CNH INDUSTRIAL

Income Statement Data of Industrial Activities(1) ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
12,259	15,777	-22.3%	Net sales of Industrial Activities	6,634	8,564	-22.5%
624	1,090	-466	Operating profit of Industrial Activities (2)	401	678	-277
5.1	6.9	-1.8 p.p.	Operating margin of Industrial Activities (%)	6.0	7.9	-1.9 p.p.

(1)	Industrial Activities represent the activities carried out by the four industrial segments: Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.
(2)	Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom

2015 SECOND QUARTER RESULTS

London (UK) – (July 29, 2015) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,958 million for the second quarter of 2015, down 10.0% compared to Q2 2014 on a constant currency basis (21.9% on a reported basis). Net sales of Industrial Activities were $6,634 million in Q2 2015, down 10.0% compared to Q2 2014 on a constant currency basis (22.5% on a reported basis). Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles (up 11.9%) confirming a positive trend in EMEA for trucks and buses. This increase was more than offset by the forecasted protracted decline in Agricultural Equipment, driven by lower industry volumes in the row crop sector and dealer inventory de-stocking actions, primarily in NAFTA, slightly offset by favorable net pricing in all regions. Furthermore, net sales decreased in Construction Equipment, due to negative industry volumes primarily in LATAM, and in Powertrain, due to lower sales to captive customers.

CNH INDUSTRIAL

Revenues by Segment ($ million)

1st Half				2nd Quarter
2015	2014	% change		2015	2014	% change
5,612	8,142	-31.1	Agricultural Equipment	3,035	4,436	-31.6
1,342	1,705	-21.3	Construction Equipment	740	931	-20.5
4,507	5,012	-10.1	Commercial Vehicles	2,470	2,704	-8.7
1,848	2,451	-24.6	Powertrain	947	1,250	-24.2
(1,050)	(1,533)	—	Eliminations and other	(558)	(757)	—

12,259	15,777	-22.3	Total Industrial Activities	6,634	8,564	-22.5
836	908	-7.9	Financial Services	423	468	-9.6
(177)	(234)	—	Eliminations and other	(99)	(121)	—

12,918	16,451	-21.5	Total	6,958	8,911	-21.9

Operating profit of Industrial Activities was $401 million in Q2 2015, a $257 million decrease compared to Q2 2014 on a constant currency basis (down $277 million on a reported basis), with an operating margin for the second quarter of 6.0%, down 1.9 p.p. compared to Q2 2014. Operating profit declined in Agricultural Equipment, driven by negative volume and product mix in the row crop sector, primarily in NAFTA, and negative foreign exchange impacts, primarily resulting from the weakening of the euro and the Brazilian real. These negative factors were partially offset by positive net pricing, and cost control actions including purchasing efficiencies and structural cost reductions. Commercial Vehicles’ operating result improved due to favorable volume, product and market mix, and pricing, as well as manufacturing efficiencies and cost reductions in selling, general and administrative (“SG&A”) expenses. Construction Equipment’s operating profit improved as cost containment actions more than offset the negative impact from lower volume in LATAM, primarily in Brazil. Net of the negative impact of currency translation, Powertrain’s operating profit was substantially flat, as a result of lower volumes offset by favorable product mix and manufacturing efficiencies.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL

Operating profit/(loss) by Segment (1) ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
467	1,096	-629	Agricultural Equipment	263	632	-369
35	31	4	Construction Equipment	35	28	7
68	(91)	159	Commercial Vehicles	67	(21)	88
89	98	-9	Powertrain	53	64	-11
(35)	(44)	9	Eliminations and other	(17)	(25)	8

624	1,090	-466	Total Industrial Activities	401	678	-277
269	286	-17	Financial Services	140	152	-12
(142)	(174)	32	Eliminations and other	(74)	(94)	20

751	1,202	-451	Total	467	736	-269

(1)	Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

CNH INDUSTRIAL

Reconciliation of Operating Profit to Net Income ($ million)

1st Half			2nd Quarter
2015	2014		2015	2014
751	1,202	Total Operating Profit	467	736
34	42	Restructuring expenses	22	30
223	299	Interest expenses of Industrial Activities, net of interest income and eliminations	117	158
(168)	(157)	Other, net	(93)	(63)
326	704	Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	235	485
203	301	Income taxes	126	158
22	56	Equity in income of unconsolidated subsidiaries and affiliates	13	31
145	459	Net income	122	358

Restructuring expenses totaled $22 million for the quarter, $8 million lower than Q2 2014, and mainly relate to actions in Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.

Interest expense, net totaled $117 million for the quarter, a decrease of $41 million or 26% compared to Q2 2014, primarily due to a more favorable cost of funding and a lower average indebtedness in the quarter.

Other, net was a charge of $93 million for the quarter, an increase of $30 million compared to Q2 2014 mainly as a result of higher foreign exchange losses.

Income taxes totaled $126 million, representing an effective tax rate of 53.6% for the quarter (32.6% in Q2 2014, which had been impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits). The Q2 2015 tax rate is negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions. The Company’s effective tax rate for the full year is expected now to be in the range of 48% to 52%. Nonetheless, the long-term effective tax rate target of between 34% to 36% range remains unchanged.

Equity in income of unconsolidated subsidiaries and affiliates totaled $13 million for the quarter ($31 million for Q2 2014). The decrease was mainly due to lower results of joint ventures in APAC.

2015 SECOND QUARTER RESULTS

Net income of Financial Services was $98 million for the quarter compared to $105 million for Q2 2014, mainly due to the negative impact of currency translation partially offset by a reduction in SG&A expenses.

Consolidated net income was $122 million for the quarter ($358 million for Q2 2014), or $0.09 per share ($0.26 for Q2 2014). Net income before restructuring and other exceptional items was $141 million for the quarter ($382 million in Q2 2014) or $0.11 per share ($0.28 for Q2 2014).

Net industrial debt was $3.0 billion at June 30, 2015 ($3.1 billion at March 31, 2015 and $2.7 billion at December 31, 2014). Net industrial cash flow generation of $0.5 billion in the second quarter 2015 was primarily attributable to a reduction in working capital as a result of inventory reduction actions in Agricultural Equipment and the increase in demand for Commercial Vehicles in EMEA. In addition, the change in net industrial debt in the second quarter includes $0.3 billion in dividends paid to shareholders in April 2015 and an unfavorable foreign exchange impact on euro denominated debt.

Available liquidity at June 30, 2015 was $7.8 billion, inclusive of $2.8 billion in undrawn committed facilities, $0.6 billion higher than March 31, 2015, mainly due to the new CNH Industrial Capital LLC $0.6 billion three-year bond issuance and positive cash-flow from operating activities that more than offset bank debt reduction and dividend distribution.

2015 SECOND QUARTER RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT

Net sales & Operating profit/(loss) ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
5,612	8,142	-31.1%	Net sales	3,035	4,436	-31.6%
467	1,096	-629	Operating profit	263	632	-369
8.3	13.5	-5.2 p.p.	Operating margin (%)	8.7	14.2	-5.5 p.p.

Agricultural Equipment’s net sales were $3,035 million for the quarter, down 23.7% compared to Q2 2014 on a constant currency basis (down 31.6% on a reported basis). The decrease was driven by the anticipated decline in industry volumes in the row crop sector and dealer inventory de-stocking actions, primarily in NAFTA, slightly offset by favorable net pricing in all regions. The geographic distribution of net sales for the period was 38% NAFTA, 39% EMEA, 10% LATAM and 13% APAC.

In the Company’s key product segments in NAFTA, the over 140 horsepower (“hp”) tractor segment as well as the combine segment were down 31%. The under 40 hp tractor segment in the region was up 5%, and the 40-140 hp tractor segment was up 2%. EMEA markets were down 7% for tractors and 9% for combines. In LATAM, tractor and combine markets decreased 26% and 19%, respectively. APAC markets decreased 3% for tractors and 17% for combines. Worldwide agricultural equipment industry unit sales were down 4% for tractors and down 17% for combines.

The Company’s market share performance in Agricultural Equipment was mixed in the second quarter. Tractor market share improved in all markets, most significantly in the higher horsepower tractor segment in NAFTA, while market share declined in the under 40 hp tractor segment in NAFTA. For combines, market share decreased in all regions, after a strong performance in Q1 2015. For the six-month period, the Company’s market share was generally up in both tractors and combines.

In Q2 2015, Agricultural Equipment’s worldwide unit production was 14% below retail sales in the continued effort to reduce channel inventory and align production with current demand. The finished goods inventory for the Company and its dealers declined approximately a combined $700 million since Q2 2014, and current production levels are expected to further drive down total inventory levels in the second half of 2015.

Agricultural Equipment’s operating profit was $263 million for the quarter ($632 million in Q2 2014), with an operating margin of 8.7% (14.2 % in Q2 2014). The year-over-year change was driven by lower sales volume and less favorable product mix in the row crop sector, primarily in NAFTA, and by negative foreign exchange impacts, primarily as a result of the sharp weakening of the euro and the Brazilian real. Those effects were slightly offset by positive net pricing and cost control actions, including purchasing efficiencies and structural cost reductions.

2015 SECOND QUARTER RESULTS

Construction Equipment

CONSTRUCTION EQUIPMENT

Net sales & Operating profit/(loss) ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
1,342	1,705	-21.3%	Net sales	740	931	-20.5%
35	31	4	Operating profit	35	28	7
2.6	1.8	0.8 p.p.	Operating margin (%)	4.7	3.0	1.7 p.p.

Construction Equipment’s net sales were $740 million for the quarter, down 14.8% compared to Q2 2014 on a constant currency basis (down 20.5% on a reported basis), due to negative industry volumes primarily in LATAM. The geographic distribution of net sales for the period was 58% NAFTA, 20% EMEA, 12% LATAM and 10% APAC.

In Q2 2015, Construction Equipment’s worldwide heavy and light industry sales were down 18% and 1%, respectively. Industry light equipment sales were up in NAFTA and EMEA, but down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, primarily in LATAM and APAC.

Construction Equipment’s worldwide market share was mainly in line with prior year for both heavy and light construction equipment in all regions except for LATAM, where municipality-driven demand declined significantly as infrastructure investments, where the Company has a significant position, slowed.

Construction Equipment’s worldwide production levels were 16% above retail sales in the quarter to accommodate seasonal shutdowns scheduled for the third quarter in NAFTA and EMEA.

Construction Equipment reported operating profit of $35 million for the second quarter compared to $28 million for Q2 2014. Operating margin increased 1.7 p.p. to 4.7% (3.0% in Q2 2014), as cost containment actions more than offset the negative impact from lower volume in LATAM, primarily in Brazil.

Commercial Vehicles

COMMERCIAL VEHICLES

Net sales & Operating profit/(loss) ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
4,507	5,012	-10.1%	Net sales	2,470	2,704	-8.7%
68	(91)	159	Operating profit/(loss)	67	(21)	88
1.5	(1.8)	3.3 p.p.	Operating margin (%)	2.7	(0.8)	3.5 p.p.

Commercial Vehicles’ net sales were $2,470 million for the quarter, up 11.9% compared to Q2 2014 on a constant currency basis (down 8.7% on a reported basis), confirming a positive trend in EMEA for trucks and buses. In APAC, net sales increased mainly driven by positive performance of buses, while trucks’ performance was affected by the market decline in Russia. In LATAM, net sales decreased mainly due to a further decline in the Brazilian market for heavy trucks, partially offset by a modest market recovery in Argentina. The geographic distribution of net sales for the period was 77% EMEA, 14% LATAM and 9% APAC.

2015 SECOND QUARTER RESULTS

The European truck market (GVW >3.5 tons) was up 17.4% compared to Q2 2014. The light vehicle market (GVW 3.5-6.0 tons) increased 15.2%, the medium vehicle market (GVW 6.1-15.9 tons) increased 6.3% and the heavy vehicle market (GVW >16 tons) increased 24.1%. In LATAM, new truck registrations (GVW >3.5 tons), declined 35.2% compared to Q2 2014, with a decrease of 44.3% in Brazil and 26.3% in Venezuela, while Argentina increased by 26.1%. In APAC registrations declined 6.3%.

In Q2 2015, the Company’s market share in the European truck market (GVW >3.5 tons) was 11.5%, up 0.6 p.p. compared with Q2 2014. The Company’s market share in LATAM was 12.5%, up 3.2 p.p. compared to Q2 2014.

Commercial Vehicles delivered approximately 37,800 vehicles (including buses and specialty vehicles) in the quarter, representing a 14% increase compared to Q2 2014. Volumes were higher in all segments, with light up 14%, medium up 18% and heavy up 7%. Commercial Vehicles’ deliveries increased 22% in EMEA, while LATAM and APAC were down 8% and 17%, respectively.

Commercial Vehicles’ Q2 2015 ending book-to-bill ratio was 1.06, an increase of 17% over Q2 2014. Second quarter 2015 truck order intake in EMEA increased 49% compared to Q2 2014, with a 62% increase in heavy trucks in Europe.

Commercial Vehicles closed the second quarter with an operating profit of $67 million compared to a loss of $21 million for Q2 2014 (up $89 million on a constant currency basis), with an operating margin of 2.7% (negative margin of 0.8% in Q2 2014), as a result of higher volume, better product and market mix, positive pricing, manufacturing efficiencies and SG&A expense reductions. In EMEA, the increase in operating profit is mainly attributable to trucks and buses. Results in APAC were substantially flat compared to Q2 2014. LATAM, despite the significant negative market trend in Brazil, was able to reduce its cost base to partially offset the negative impact of reduced wholesale volumes. Furthermore, LATAM performance was positively impacted by a modest improvement in Argentina and a recovery of Company’s activity in Venezuela. However, the continuing economic uncertainty in Venezuela, including changes to government currency control mechanisms, may substantially impact Venezuelan operations in the future. CNH Industrial will continue to closely monitor these developments.

Powertrain

POWERTRAIN

Net sales & Operating profit/(loss) ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
1,848	2,451	-24.6%	Net sales	947	1,250	-24.2%
89	98	-9	Operating profit	53	64	-11
4.8	4.0	0.8 p.p.	Operating margin (%)	5.6	5.1	0.5 p.p.

2015 SECOND QUARTER RESULTS

Powertrain’s net sales were $947 million for the quarter, a decrease of 6.9% compared to Q2 2014 on a constant currency basis (down 24.2% on a reported basis), on lower volumes mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 42% of total net sales (41% in Q2 2014).

During the quarter, Powertrain sold approximately 134,800 engines, a decrease of 16% compared to Q2 2014. By major customer, 10% of engine units were supplied to Agricultural Equipment, 35% to Commercial Vehicles, 4% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 20,900 transmissions and 51,800 axles, an increase of 14% and 17%, respectively, compared to Q2 2014.

Powertrain’s operating profit was $53 million for the quarter, down $11 million compared to Q2 2014, with an operating margin of 5.6% (up 0.5 p.p. compared to Q2 2014). Net of the negative impact of currency translation, operating profit was substantially flat, as a result of lower volumes offset by favorable product mix and manufacturing efficiencies.

Financial Services

FINANCIAL SERVICES

Revenues & Net income ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
836	908	-7.9%	Revenues	423	468	-9.6%
183	191	-8	Net income	98	105	-7

Financial Services’ revenues were $423 million for the quarter, an increase of 2.5% compared to Q2 2014 on a constant currency basis (down 9.6% on a reported basis), due to the geographical mix of the portfolio.

Financial Services’ net income was $98 million, down $7 million compared to Q2 2014, as the negative impact of currency translation was partially offset by reduced SG&A expenses.

Retail loan originations in the quarter were $2.4 billion, down $0.4 billion compared to Q2 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.4 billion as of June 30, 2015 (of which retail was 65% and wholesale 35%) was up $0.2 billion compared to March 31, 2015. Excluding the impact of currency translation, the portfolio decreased $0.2 billion, primarily in LATAM (retail and wholesale).

2015 SECOND QUARTER RESULTS

2015 U.S. GAAP Guidance

As a result of continued demand weakness in the agricultural row crop sector and in order to foster additional clearing of finished goods inventory, primarily in the North American and LATAM markets, the Company will adjust production accordingly in the second half of 2015.

Full year guidance is therefore updated as follows to reflect the negative impact on operating margin and the positive impact on working capital due to these production adjustments:

•	Net sales of Industrial Activities in the range of $26-27 billion, with an operating margin of Industrial Activities between 5.6% and 6.0%;

•	Net industrial debt at the end of 2015 between $2.0 billion and $2.2 billion.

Sergio Marchionne	Richard Tobin
Chairman	Chief Executive Officer

2015 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the Company’s individual brands is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines, transmissions and axles. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:00 p.m. CET / 2:00 p.m. GMT / 9:00 a.m. EDT, management will hold a conference call to present 2015 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/1fF2LU3 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

•	Trading Profit under IFRS: Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•	Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net income (loss) before restructuring and other exceptional items: is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2015 SECOND QUARTER RESULTS

•	Working capital: is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

•	Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements, These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements (including engine emissions legislation and/or regulations); production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Company’s alliance with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or

2015 SECOND QUARTER RESULTS

otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +39 011 00 62756

Laura Overall	Noah Weiss
Tel: +44 207 7660 346	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended June 30, 2015 and 2014 and For The Six Months Ended June 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenues
Net sales	6,634	8,564	12,259	15,775
Finance and interest income	324	347	659	676

TOTAL REVENUES	6,958	8,911	12,918	16,451
Costs and Expenses
Cost of goods sold	5,456	6,922	10,172	12,799
Selling, general and administrative expenses	626	752	1,193	1,504
Research and development expenses	225	298	415	555
Restructuring expenses	22	30	34	42
Interest expense	282	338	566	649
Other, net	112	86	212	198

TOTAL COSTS AND EXPENSES	6,723	8,426	12,592	15,747
INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	235	485	326	704
Income taxes	126	158	203	301
Equity in income of unconsolidated subsidiaries and affiliates	13	31	22	56
NET INCOME	122	358	145	459
Net income attributable to noncontrolling interests	(2)	4	(1)	5
NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	124	354	146	454

(in $)
Earnings per share attributable to common shareholders
Basic	0.09	0.26	0.11	0.33
Diluted	0.09	0.26	0.11	0.33

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2015 and December 31, 2014

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	4,235	5,163
Restricted cash	749	978
Trade receivables, net	833	1,054
Financing receivables, net	20,126	21,472
Inventories, net	7,220	7,008
Property, plant and equipment, net	6,443	6,865
Investments in unconsolidated subsidiaries and affiliates	574	605
Equipment under operating leases	1,712	1,518
Goodwill	2,466	2,484
Other intangible assets, net	807	850
Deferred tax assets	1,564	1,747
Derivative assets	179	205
Other assets	2,022	1,964

TOTAL ASSETS	48,930	51,913
LIABILITIES AND EQUITY
Debt	27,340	29,594
Trade payables	5,944	5,982
Deferred tax liabilities	468	452
Pension, postretirement and other postemployment benefits	2,511	2,614
Derivative liabilities	164	235
Other liabilities	7,647	8,059

Total liabilities	44,074	46,936
Redeemable noncontrolling interest	18	16
Equity	4,838	4,961

TOTAL EQUITY AND LIABILITIES	48,930	51,913

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

($ million)	Six Months Ended June 30,
	2015	2014
Operating activities:
Net income	145	459
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	349	360
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	195	196
Loss from disposal of assets	3	1
Undistributed income of unconsolidated subsidiaries	16	4
Other non-cash items	97	88
Changes in operating assets and liabilities:
Provisions	(42)	193
Deferred income taxes	42	(38)
Trade and financing receivables related to sales, net	94	(1,317)
Inventories, net	(694)	(1,380)
Trade payables	301	(271)
Other assets and liabilities	(90)	126

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	416	(1,579)

Investing activities:
Net collections of retail receivables	414	202
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	10
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	360	268
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(224)	(354)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(856)	(773)
Other	413	292

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	109	(355)

Financing activities:
Net increase (decrease) in debt	(822)	1,326
Dividends paid	(294)	(379)
Other	17	6

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,099)	953

Effect of foreign exchange rate changes on cash and cash equivalents	(354)	29

DECREASE IN CASH AND CASH EQUIVALENTS	(928)	(952)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,163	5,567

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,235	4,615

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended June 30, 2015 and 2014 and For The Six Months Ended June 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
($ million)	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues
Net sales	6,634	8,564	12,259	15,777	—	—	—	—
Finance and interest income	59	66	130	126	423	468	836	908

TOTAL REVENUES	6,693	8,630	12,389	15,903	423	468	836	908
Costs and Expenses
Cost of goods sold	5,456	6,922	10,172	12,801	—	—	—	—
Selling, general and administrative expenses	552	666	1,048	1,331	74	86	145	173
Research and development expenses	225	298	415	555	—	—	—	—
Restructuring expenses	21	30	33	42	1	—	1	—
Interest expense	175	224	349	419	151	178	307	350
Interest compensation to Financial Services	75	94	146	180	—	—	—	—
Other, net	91	58	164	147	60	57	119	109

TOTAL COSTS AND EXPENSES	6,595	8,292	12,327	15,475	286	321	572	632
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	98	338	62	428	137	147	264	276
Income taxes	82	111	112	206	44	47	91	95
Equity in income of unconsolidated subsidiaries and affiliates	8	27	12	48	5	4	10	8
Result from intersegment investments	98	104	183	189	—	1	—	2
NET INCOME	122	358	145	459	98	105	183	191

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of June 30, 2015 and December 31, 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	3,109	4,122	1,126	1,041
Restricted cash	22	1	727	977
Trade receivables	813	1,025	49	92
Financing receivables	2,746	4,767	20,883	22,717
Inventories, net	7,019	6,845	201	163
Property, plant and equipment, net	6,441	6,862	2	3
Investments in unconsolidated subsidiaries and affiliates	3,018	3,063	128	136
Equipment under operating leases	12	20	1,700	1,498
Goodwill	2,312	2,324	154	160
Other intangible assets, net	788	828	19	22
Deferred tax assets	1,359	1,508	205	239
Derivative assets	174	198	6	9
Other assets	1,744	1,502	501	781

TOTAL ASSETS	29,557	33,065	25,701	27,838
LIABILITIES AND EQUITY
Debt	8,844	11,520	21,999	24,086
Trade payables	5,815	5,850	176	197
Deferred tax liabilities	182	202	286	250
Pension, postretirement and other postemployment benefits	2,483	2,594	28	20
Derivative liability	154	221	11	16
Other liabilities	7,223	7,701	629	675

Total liabilities	24,701	28,088	23,129	25,244
Equity	4,838	4,961	2,572	2,594
Redeemable noncontrolling interest	18	16	—	—

TOTAL EQUITY AND LIABILITIES	29,557	33,065	25,701	27,838

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Six Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Operating activities:
Net income	145	459	183	191
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	346	358	3	2
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	98	125	97	71
Loss from disposal of assets	3	—	—	1
Undistributed income (loss) of unconsolidated subsidiaries	(125)	(87)	(6)	(10)
Other non-cash items	38	27	59	61
Changes in operating assets and liabilities:
Provisions	(45)	165	3	28
Deferred income taxes	(4)	(29)	46	(9)
Trade and financing receivables related to sales, net	164	84	(43)	(1,413)
Inventories, net	(655)	(1,384)	(39)	4
Trade payables	315	(174)	(24)	(84)
Other assets and liabilities	(351)	(147)	244	272

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(71)	(603)	523	(886)

Investing activities:
Net collections of retail receivables	—	—	414	202
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	10	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	162	138	198	130
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(224)	(342)	—	(12)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(341)	(372)	(515)	(401)
Other	1,478	96	(1,044)	182

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,077	(470)	(947)	101

Financing activities:
Net increase (decrease) in debt	(1,466)	1,124	644	202
Dividends paid	(294)	(379)	(36)	(90)
Other	17	6	(21)	14

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,743)	751	587	126

Effect of foreign exchange rate changes on cash and cash equivalents	(276)	11	(78)	18

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,013)	(311)	85	(641)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,122	4,010	1,041	1,557

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,109	3,699	1,126	916

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL

Net debt ($ million)

	June 30, 2015	March 31, 2015	December 31, 2014
Total debt (1)	(27,340)	(26,639)	(29,594)
- Asset-backed financing	(12,710)	(12,501)	(13,587)
- Other debt	(14,630)	(14,138)	(16,007)
Derivative hedging debt	35	39	35
Cash and cash equivalents	4,235	3,698	5,163
Restricted cash	749	817	978
Net debt (2)	(22,321)	(22,085)	(23,418)
Of which : Industrial Activities	(3,016)	(3,051)	(2,691)
Financial Services	(19,305)	(19,034)	(20,727)
Cash, cash equivalents and restricted cash	4,984	4,515	6,141
Undrawn committed facilities	2,845	2,674	2,716
Available liquidity	7,829	7,189	8,857

(1)	Inclusive of adjustments to fair value hedges.
(2)	Net Debt is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Change in Net Industrial Debt ($ million)

1st Half			2nd Quarter
2015	2014		2015	2014
(2,691)	(2,214)	Net industrial (debt)/cash at beginning of period	(3,051)	(4,024)
145	459	Net income	122	358
346	358	Amortization and depreciation (*)	174	183
(116)	87	Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	(61)	24
(626)	(1,744)	Change in working capital	413	267
(224)	(342)	Investments in property, plant and equipment, and intangible assets (*)	(136)	(200)
2	24	Other changes	7	4
(473)	(1,158)	Net industrial cash flow (1)	519	636
(277)	(373)	Capital increases and dividends	(279)	(374)
425	53	Currency translation differences	(205)	70
(325)	(1,478)	Change in Net industrial debt	35	332
(3,016)	(3,692)	Net industrial (debt)/cash at end of period	(3,016)	(3,692)

(*)	Excluding assets sold under buy-back commitments and assets under operating leases.
(1)	This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL

Net Income and basic EPS before Restructuring and Exceptional Items

($ million, except per share data)

Six Months Ended June 30,			Three Months Ended June 30,
2015	2014		2015	2014
145	459	Net income	122	358
29	36	Restructuring expenses, net of tax	19	24
—	64	Other exceptional items, net of tax	—	—
174	559	Net income before restructuring and other exceptional items	141	382
175	554	Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	143	378
1,360	1,353	Weighted average shares outstanding (million)	1,361	1,354
0.13	0.41	Basic EPS before restructuring and exceptional items ($)	0.11	0.28

(U.S. GAAP)

CNH INDUSTRIAL

Industrial Activities Cash Provided (Used) by Working Capital ($ million)

	Balance as of June 30, 2015	Balance as of March 31, 2015	Differences	Of which: effect of Foreign Currency Translation and Non- Cash Transactions	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	872	836	(36)	(22)	(14)
Inventories, net	7,019	6,939	(80)	(172)	92
Trade payables	(5,815)	(5,385)	430	121	309
Other assets and liabilities, net	(190)	(176)	14	(12)	26
Working capital (1)	1,886	2,214	328	(85)	413

(1)	This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

(U.S. GAAP)

CNH INDUSTRIAL

Industrial Activities Cash Provided (Used) by Working Capital ($ million)

	Balance as of June 30, 2015	Balance as of December 31, 2014	Differences	Of which: effect of Foreign Currency Translation and Non- Cash Transactions	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	872	1,096	224	60	164
Inventories, net	7,019	6,845	(174)	472	(646)
Trade payables	(5,815)	(5,850)	(35)	(350)	315
Other assets and liabilities, net	(190)	(674)	(484)	(25)	(459)
Working capital	1,886	1,417	(469)	157	(626)

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended June 30, 2015 and 2014 and For The Six Months Ended June 30, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Net revenues	7,060	9,008	13,127	16,652
Cost of sales	5,770	7,249	10,817	13,438
Selling, general and administrative costs	590	719	1,129	1,438
Research and development costs	212	220	415	428
Other income/(expenses)	(31)	(19)	(42)	(37)
TRADING PROFIT/(LOSS)	457	801	724	1,311
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	23	35	32	65
Other unusual income/(expenses)	(11)	(10)	(11)	(10)
OPERATING PROFIT/(LOSS)	423	756	681	1,236
Financial income/(expenses)	(157)	(179)	(312)	(394)
Result from investments:	16	30	26	56
Share of the profit/(loss) of investees accounted for using the equity method	16	30	28	56
Other income/(expenses) from investments	—	—	(2)	—
PROFIT/(LOSS) BEFORE TAXES	282	607	395	898
Income taxes	105	204	188	349
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	177	403	207	549
Profit/(loss) from discontinued operations	—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD	177	403	207	549
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	178	399	206	544
Non-controlling interests	(1)	4	1	5

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.13	0.29	0.15	0.40
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.13	0.29	0.15	0.40

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of June 30, 2015 and December 31, 2014

(Unaudited)

(IFRS)

($ million)	June 30, 2015	December 31, 2014
ASSETS
Intangible assets	5,811	6,031
Property, plant and equipment	6,339	6,733
Investments and other financial assets:	660	690
Investments accounted for using the equity method	605	633
Other investments and financial assets	55	57
Leased assets	1,712	1,518
Defined benefit plan assets	16	20
Deferred tax assets	1,500	1,655
Total Non-current assets	16,038	16,647
Inventories	7,325	7,140
Trade receivables	833	1,054
Receivables from financing activities	20,126	21,472
Current tax receivables	442	324
Other current assets	1,381	1,434
Current financial assets:	180	205
Current securities	1	—
Other financial assets	179	205
Cash and cash equivalents	4,984	6,141
Total Current assets	35,271	37,770
Assets held for sale	12	24

TOTAL ASSETS	51,321	54,441
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,314	7,534
Non-controlling interests	52	43

Total Equity	7,366	7,577
Provisions:	6,006	6,386
Employee benefits	2,697	2,831
Other provisions	3,309	3,555
Debt:	27,348	29,701
Asset-backed financing	12,710	13,587
Other debt	14,638	16,114
Other financial liabilities	164	235
Trade payables	5,944	5,982
Current tax payables	257	206
Deferred tax liabilities	374	399
Other current liabilities	3,862	3,955
Liabilities held for sale	—	—

Total Liabilities	43,955	46,864

TOTAL EQUITY AND LIABILITIES	51,321	54,441

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	1st Half 2015	1st Half 2014
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,141	6,489
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period	207	549
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	561	557
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	4	(1)
Other non-cash items	57	18
Dividends received	38	60
Change in provisions	(119)	120
Change in deferred income taxes	39	(7)
Change in items due to buy-back commitments (a)	72	16
Change in operating lease items (b)	(252)	(196)
Change in working capital	(317)	(1,456)

TOTAL	290	(340)
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(450)	(691)
Consolidated subsidiaries and other equity investments	(5)	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	(3)	10
Net change in receivables from financing activities	357	(1,151)
Change in current securities	—	—
Other changes	227	76

TOTAL	126	(1,761)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	600	1,868
Repayment of bonds	(1,126)	—
Issuance of other medium-term borrowings	973	1,767
Repayment of other medium-term borrowings	(1,122)	(1,679)
Net change in other financial payables and other financial assets/liabilities	(251)	(639)
Capital increase	17	6
Dividends paid	(294)	(379)

TOTAL	(1,203)	944
Translation exchange differences	(370)	34

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,157)	(1,123)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,984	5,366

(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

This Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under IFRS ($ million)

1st Half				2nd Quarter
2015	2014	% change		2015	2014	% change
5,612	8,142	-31.1	Agricultural Equipment	3,035	4,436	-31.6
1,342	1,705	-21.3	Construction Equipment	740	931	-20.5
4,622	5,110	-9.5	Commercial Vehicles	2,531	2,756	-8.2
1,853	2,457	-24.6	Powertrain	949	1,252	-24.2
(1,050)	(1,533)	—	Eliminations and other	(558)	(757)	—

12,379	15,881	-22.1	Total Industrial Activities	6,697	8,618	-22.3
985	1,037	-5.0	Financial Services	491	528	-7.0
(237)	(266)	—	Eliminations and other	(128)	(138)	—

13,127	16,652	-21.2	Total	7,060	9,008	-21.6

CNH INDUSTRIAL

Trading profit/(loss) by Segment under IFRS ($ million)

1st Half				2nd Quarter
2015	2014	Change		2015	2014	Change
368	1,053	-685	Agricultural Equipment	211	611	-400
15	35	-20	Construction Equipment	19	34	-15
34	(113)	147	Commercial Vehicles	56	(39)	95
78	95	-17	Powertrain	50	65	-15
(36)	(35)	-1	Eliminations and other	(17)	(16)	-1

459	1,035	-576	Total Industrial Activities	319	655	-336
265	276	-11	Financial Services	138	146	-8
—	—	—	Eliminations and other	—	—	—

724	1,311	-587	Total	457	801	-344

CNH INDUSTRIAL

Key Balance Sheet data under IFRS ($ million)

	June 30, 2015	March 31, 2015	December 31, 2014
Total assets	51,321	49,632	54,441
Total equity	7,366	7,383	7,577
Equity attributable to CNH Industrial N.V.	7,314	7,339	7,534
Net debt	(22,348)	(22,164)	(23,590)
Of which Net industrial debt	(3,053)	(3,120)	(2,874)

2015 SECOND QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation ($ million)

1st Half			2nd Quarter
2015	2014		2015	2014
145	459	Net income under U.S. GAAP	122	358
		Adjustments to conform with IFRS:
9	142	Development costs, net of amortization	19	82
4	4	Goodwill and other intangible assets	2	2
22	8	Defined benefit plans	11	4
2	(23)	Restructuring provisions	(1)	(5)
10	7	Other adjustments	3	8
(14)	(46)	Tax impact on adjustments	(6)	(32)
29	(2)	Deferred tax assets and tax contingencies recognition	27	(14)

62	90	Total adjustments	55	45
207	549	Profit under IFRS	177	403

CNH INDUSTRIAL

Total Equity reconciliation ($ million)

	June 30, 2015	December 31, 2014
Total Equity under U.S. GAAP	4,838	4,961
Adjustments to conform with IFRS:
Development costs, net of amortization	2,655	2,819
Goodwill and other intangible assets	(117)	(122)
Defined benefit plans	(33)	(6)
Restructuring provisions	(8)	(12)
Other adjustments	(2)	(16)
Tax impact on adjustments	(773)	(815)
Deferred tax assets and tax contingencies recognition	806	768

Total adjustments	2,528	2,616

Total Equity under IFRS	7,366	7,577

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Half 2015		At December 31, 2014	1st Half 2014
	Average	At June 30		Average	At June 30
Euro	0.896	0.894	0.824	0.730	0.732
Pound sterling	0.656	0.636	0.642	0.599	0.587
Swiss franc	0.947	0.931	0.990	0.891	0.890
Polish zloty	3.711	3.746	3.520	3.047	3.043
Brazilian real	2.968	3.101	2.653	2.298	2.197
Canadian dollar	1.235	1.237	1.158	1.097	1.068
Argentine peso	8.819	9.084	8.551	7.825	8.130
Turkish lira	2.566	2.677	2.333	2.165	2.121